FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 13, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

2nd Quarter 2010

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) announces its financial statements for the second quarter 2010 (2Q10), the good performance confirming the gradual and consistent recovery already forecast for the main markets in which the Company operates. BRF reported its best operating cash generation since the onset of the global financial situation.

Gross sales were R$ 6.3 billion, a growth of 4.3% compared with 2Q09 and 8.6% higher in relation to 1Q10, a reflection of both a good performance in the domestic market and also BRF’s improved penetration in such important markets as Asia and Eurasia. The Company posted EBITDA of R$ 587.2 million, 54.3% higher and reflecting an EBITDA margin of 10.6%, with net income reaching R$ 131.6 million, a 2.4% net margin. The reduction in costs and operating expenses also contributed to improved results.

We have recently made progress towards ensuring the Company’s growth with such initiatives as the services agreement with Cooperativa Coopercampos in the state of Santa Catarina and designed to meet the requirements of the export market and to optimize industrial processes, with gains in efficiency and competitive advantage in this activity as from next year.

The Perdigão and Sadia brand names, both under the BRF umbrella, were rated as the most valuable in the Brazilian food sector. This was reflected in the ranking prepared by BrandAnalytics/Millward Brown in partnership with IstoÉ Dinheiro magazine and based on last year’s financial and capital markets data as well as BrandZ market research. The total market value of the two brands doubled from R$ 1.9 billion in 2008 to R$ 3.6 billion in 2009.

BRF was elected the best company of the year in the “The Best of Dinheiro –2010” in the special edition of IstoÉ Dinheiro magazine and the result of outstanding performance in Corporate Governance, Financial Sustainability and Social Responsibility. Undoubtedly this is further recognition of commitment to the Company’s values on the part of both management and our more than 100 thousand employees.

On June 30, the Finance Ministry’s Economic Monitoring Secretariat (SEAE) published its report on the corporate operation merging Sadia and Perdigão to form BRF. SEAE has recommended to the Administrative Council for Economic

Defense (CADE) that the operation be approved with restrictions. BRF has pointed out in an announcement to the market that it is convinced that there are sufficient technical arguments that can be made to CADE for approval without qualification: the Company sees the operation as both pro-competition and also as reinforcing Brazil’s penetration and competitiveness in export markets. BRF remains confident that CADE will fully approve the operation in view of the absence in Brazil of any significant entry barriers, the existence of intense market rivalry and the potential for capturing major synergies and efficiencies.

While we are still unable to integrate important operations, we are advancing our established strategies and managing our businesses in parallel with the strengthening of our export operating base through portfolio, customer and market diversification set against a background of gradual recovery in the leading international markets. We are also focusing our efforts on the potential for growth in the consumption of processed foods in the domestic market given improving economic indicators in Brazil.

Studies carried out by the OECD and FAO point to Brazil as the country with the best potential for growth in world agribusiness due to the latter’s competitive advantages, confirming our conviction as to the opportunities identified allowing BRF to supply the global market with food which is both tasty and high quality.

São Paulo, August 2010.

José Antonio do Prado Fay
Chief Executive Officer

Luiz Fernando Furlan	Nildemar Secches
Co-Chairman of the Board of Directors	Co-Chairman of the Board of Directors

2nd Quarter 2010

Operating and Financial Indicators 2nd Quarter 2010

Corporate Law

•     Gross sales reached R$ 6.3 billion, 105.2% higher due to the consolidation of Sadia’s results.

•     Total sales volume from the meats, dairy and processed products businesses were 1.4 million tons, 97.3% higher.

•     Gross profits totaled R$ 1.5 billion, an increase of 155%.

•     EBITDA reached R$ 587.2 million, 343% higher year-on-year due to sales performance, and a reduction in costs and expenses.

•     Net income was R$ 131.6 million, equivalent to a net margin of 2.4%.

•     Financial trading volume in the Company’s shares averaged US$48.2 million/day during the year, a 94.4% improvement.

Pro-forma

•     Gross sales reported an increase of 4.3%, a reflection of the gradual improvement in exports and a better performance in the domestic market.

•     Sales of meats, dairy products and other products recorded an increase of 10.5%.

•     Gross profits rose 22.6% thanks to sales performance and the reduction in production costs.

•     EBITDA increased 54.3%, a 340 basis points improvement equivalent to an EBITDA margin of 10.6% due to a better operating result on the back of costs savings and reduced expenses.

•     Net income was R$ 131.6 million, equivalent to a net margin of 2.4%.

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Gross Sales	6,315	3,078	105%	6,315	6,053	4%
Domestic Market	3,883	1,871	107%	3,883	3,611	8%
Exports	2,432	1,207	102%	2,432	2,441	(0%)
Net Sales	5,532	2,703	105%	5,532	5,276	5%
Gross Profit	1,514	593	155%	1,514	1,235	23%
Gross Margin	27.4%	21.9%	550 bps	27.4%	23.4%	400 bps
EBIT	393	12	3263%	393	143	174%
Net Income	132	129	2%	132	476	(72%)
Net Margin	2.4%	4.8%	(240 bps)	2.4%	9.0%	(660 bps)
EBITDA	587	133	343%	587	381	54%
EBITDA Margin	10.6%	4.9%	570 bps	10.6%	7.2%	340 bps
Earnings per Share (1)	0.15	0.63	-	0.15	-	-

(1) Consolidated earnings per share (in R$), excluding treasury shares

((The variations mentioned in this report are comparisons between first half of 2010 (1H10) and the first half of 2009 (1H09) or the 2nd quarter of 2010 (2Q10) in relation to the 2nd quarter 2009 (2Q09). Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified. The pro-forma financial statements are to be found in attachments II, III and IV of this report).

2nd Quarter 2010

Quarterly Ebitda – Pro-forma

Operating and Financial Information 1st Half 2010

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Gross Sales	12,129	6,062	100%	12,129	11,899	2%
Domestic Market	7,569	3,707	104%	7,569	7,150	6%
Exports	4,560	2,355	94%	4,560	4,750	(4%)
Net Sales	10,579	5,306	99%	10,579	10,337	2%
Gross Profit	2,793	1,128	148%	2,793	2,223	26%
Gross Margin	26.4%	21.3%	510 bps	26.4%	21.5%	490 bps
EBIT	664	16	4105%	664	82	710%
Net Income	184	(97)	-	184	10	1659%
Net Margin	1.7%	(1.8%)	-	1.7%	0.1%	160 bps
Adjusted Net Income (1)	184	35	421%	184	143	29%
Adjusted Net Margin	1.7%	0.7%	100 bps	1.7%	1.4%	30 bps
EBITDA	1,035	250	313%	1,035	561	84%
EBITDA Margin	9.8%	4.7%	510 bps	9.8%	5.4%	440 bps
Earnings per Share (2)	0.21	(0.47)	-	0.21	-	-

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

(2) Consolidated earnings per share (in R$), excluding treasury shares

2nd Quarter 2010

Sectoral Performance

Following a highly unstable first half due to market concern surrounding the fiscal situation in Greece, Spain, Ireland and Italy, the financial markets returned to a degree of equilibrium as soon as these countries had successfully raised the necessary funds to cover short-term maturities.

However, if on the one hand Europe ceased to be the principal source of stress, on the other, macroeconomic indicators released during the course of the second quarter in the United States showed economic recovery slower than many economists had forecast. This unleashed a further round of anxiety in the markets with fears that the global growth trajectory might not be sustainable without further quantitative easing on the part of governments.

In Brazil, government stimulus measures to foster consumption such as the reduction in the IPI excise tax on cars and white line goods resulted in an anticipation of purchases and as a consequence, a second quarter of slacker demand.

As a result, inflation rates eased leading market analysts to review downwards their forecasts for the IPCA inflation index in 2010 as well as for interest rates, the outlook for which is also likely to be reexamined with a similar conclusion.

Exports – Physical chicken exports in 2Q10 rose by 13% in relation to 1Q10, but fell slightly (0.6%) compared to 2Q09 while sales of beef reported a 12.7% year on year improvement. On the other hand shipments of pork fell 9.7%, due to a decline in exported volume to leading markets.

As in 1Q10, prices remained high, those of exported chicken increasing 11%, pork by 31% and beef, 21%, all relative to 2Q09.

Domestic Consumption – Unemployment rates as reported by the Brazilian Government Statistics Office (IBGE) fell from 7.5% of the Economically Active Population (EAP) in May 2010 to 7.0% in June. Real incomes grew 2.9% between January and May compared with the same period in 2009, which together with the greater numbers in work, boosted consumer confidence to historically record highs.

The 12-month rolling accumulated food inflation rate fell from 6.9% p.a in April to 5.1% p.a in June, symptomatic of declining foodstuff prices and increasing disposable income.

On the financial front, personal interest rates rose at the same time that the Central Bank increased the basic rate of interest so also increasing the cost of consumer credit for durable goods.

2nd Quarter 2010

Raw Materials – Between April and June 2010, average corn prices in the domestic market increased 6% compared with 1Q10, although relative to 2Q09 recording a decline of 15.5%. The rising tendency in margin during 2Q10 is due to retention of stocks as producers speculate on climatic conditions for the second annual corn crop in view of lower than average rainfall in the states of Mato Grosso and Goiás reducing potential crop volumes.

Average soybean prices in 2Q10 fell 3.1% against 1Q10 and 28% compared with 2Q09. High levels of world inventory contributed to weaker prices in the period. The average price of milk collection increased 17% in relation to 2Q09.

Outlook - The global economy can be expected to report a slight deceleration during 2H10, principally in the light of the phasing out of government-inspired quantitative easing measures. Despite weakening consumer confidence in the advanced economies, consumption is not expected to dip since unemployment rates are gradually improving. Some volatility may occur in the financial markets with the announcement of weak economic data in the USA but any reversal in growth trajectories is not expected.

In Brazil, prospects are for incomes and employment to continue growing during the second half in tandem with increased interest rates and an end to further lengthening of repayment terms for consumer credit. This will tend to maintain growth in non-durables which are less sensitive to credit conditions but more impacted by income.

Investments and Projects

Capital expenditures in the quarter were R$ 155.7 million and largely dedicated to projects for increasing productivity and modernization as well as for projects for new industries currently under construction, including Lucas do Rio Verde-MT and Vitória do Santo Antão-PE. Investments in poultry and hog breeder stock amounted to R$ 75.1 million. Total first half investments were R$ 402.1 million, including R$ 160.9 million in replacement of breeder stock.

2nd Quarter 2010

Investments

On April 29 2010, as mentioned above, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit will operate at a slaughtering capacity of seven thousand head/day, enabling it to meet the needs of a demanding export market. The cooperative estimates total investments in the project at R$ 145 million. Slaughtering operations are expected to begin in the first quarter de 2011.

Operating Performance

Production – Pro-forma

PRODUCTION	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.

Poultry Slaughter (million heads)	406	384	6%	791	735	8%
Hog/ Cattle Slaughter (thousand heads)	2,624	2,525	4%	5,150	5,029	2%
Production (thousand tons)
Meats	1,000	925	8%	1,941	1,815	7%
Dairy Products	279	234	19%	530	498	6%
Other Processed Products	113	106	6%	221	207	7%
Feed and Premix (thousand tons)	2,711	2,605	4%	5,310	5,079	5%

Reflecting the market recovery, meat production returned to a growth mode, reporting year on year increase of 8.1% in 2Q10 and 6.9% in 1H10, compared to the same period last year.

2nd Quarter 2010

Domestic Market

Gross sales amounted to R$ 3.9 billion, 107.5% greater on a Brazilian Corporate Law basis and 7.5% higher on a pro-forma comparative basis. Overall, demand remained strong, particularly for elaborated and convenience foods. The period of the World Cup proved to be a strong driver for all our product categories and was responsible for substantial investment in supporting the penetration of brands generally in our markets. Competitive pressure was intense but on the whole our market share remained at solid levels.

The second quarter was also marked by renewed innovations under the Sadia and Perdigão brand names, some of which have proved highly successful. The frozen "escondidinho" ready-to-eat product launched by Sadia in a test area and Perdigão’s “my menu” frozen product line have been performing well above forecast - indicative of the major potential for innovations in our product categories.

The focus of growth in the food service business was on processed products, this helping to improve returns for this channel of business and showing that growth in the away–from–home food market is consistent.

Domestic Market Sales - CL

	THOUSAND TONS			R$ MILLION
Domestic Market	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Meats	431	181	138	2,388	968	147
In Natura	91	32	182	458	149	208
Poultry	54	25	114	233	108	117
Pork/Beef	37	7	424	225	41	445
Elaborated/Processed (meats)	340	149	128	1,929	819	135
Dairy Products	273	233	17	678	643	5
Milk	226	181	25	472	420	13
Dairy Products/Juice/Others	46	52	(10)	206	224	(8)
Other Processed	116	27	322	653	156	319
Soybean Products/ Others	98	53	84	164	104	58
Total	917	494	85	3,883	1,871	107

Processed	502	228	120	2,788	1,199	133
% Total Sales	55	46		72	64

2nd Quarter 2010

	THOUSAND TONS			R$ MILLION
Domestic Market	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Meats	843	363	132	4,687	1,934	142
In Natura	174	71	145	872	305	186
Poultry	103	56	83	449	225	100
Pork/Beef	71	15	373	423	80	426
Elaborated/Processed (meats)	669	293	129	3,815	1,629	134
Dairy Products	530	484	10	1,324	1,251	6
Milk	433	380	14	895	806	11
Dairy Products/Juice/Others	97	104	(6)	429	446	(4)
Other Processed	223	54	316	1,245	304	310
Soybean Products/ Others	190	110	72	313	218	43
Total	1,786	1,011	77	7,569	3,707	104
Processed	990	450	120	5,489	2,378	131
% Total Sales	55	45		73	64

Meat – Sales revenue in 2Q10 rose 146.6% on a CL basis and 5.4% in pro-forma terms. Volumes increased 7.5%, recording a gain of 510 basis points in returns on added value products. However, average product prices were 1.9% less due to a 15.8% increase in in-natura items where prices are lower. Government sponsored regulations and controls resulted in higher sales of in natura products equalizing competition in the sector.

Dairy Products – Product volumes rose 17.1% in 2Q09 and equivalent to a 5.4% increase in revenues, contributing to the improvement in results from this segment in relation to 1Q10. Although sales performance has been better, the average cost of milk collection increased, partially reducing margins for this segment. On a year on year comparative basis, sales prices were down due to an extremely positive performance in 2009 against 10% lower average prices in 2Q10.

Other processed products – With revenues and volumes 319% and 322% higher, respectively in terms of corporate law criteria and 20.2% and 10.8% up respectively, on a pro-forma comparative basis, the segment posted an improvement of 220 basis points in operating result. The Qualy brand turned in a particularly strong performance on the back of a fresh advertising campaign.

2nd Quarter 2010

Market Share - %
In Volumes

Source: Ac Nielsen – Accumulated 2010
* Preliminary data

Exports

On the export market sales front, performance improved both in relation to 2Q09 (600 additional basis points of EBIT) and also 1Q10 (420 basis points) on a pro-forma basis as important markets began to recover, principally in Asia and Eurasia.

Under this scenario we are forecasting a favorable outlook for our business over the next few months and contrary to the situation experienced during the previous year due to the crisis in the world economy.

Exports totaled R$ 2.4 billion, an increase of 101.6% in sales revenue and 115.1% by volume according to corporate law criteria. On a pro-forma basis export market sales dipped slightly by 0.4% in sales revenue and increased 9.9% in volume, average prices being off by 9.3% in Brazilian Reals, although average prices in US dollars FOB (Free on Board) rose 8.4%. The average currency translation impact was 12.3% in 2Q10 compared with 2Q09 resulting in a decline in prices in domestic currency terms and consequently, in export revenues.

Meat – Meat volumes posted an increase of 114.6% while sales revenue was 101.2% higher based on CL criteria. In pro-forma terms, growth was 1.1% in export sales revenue and 10.2% in volume, respectively, with a fall of 8.3% in average prices in Brazilian Reals, again reflecting the currency translation effect.

Dairy Products – 2Q10 recorded a reduction in shipped dairy product volume of 19% due to a scenario of weaker international demand and inventory levels still high in the principal producing regions. This was despite a recovery in average prices of 27% in Brazilian Reals with the business focused principally on markets in the Middle East and Africa and an improved export mix.

2nd Quarter 2010

Export Markets - CL

	THOUSAND TONS			R$ MILLION
Exports	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.
Meats	613	285	115	2,416	1,201	101
In Natura	525	245	115	1,990	963	107
Poultry	452	202	124	1,589	766	108
Pork/Beef	73	43	71	401	198	103
Elaborated/Processed (meats)	87	41	114	426	237	80
Dairy Products	1	1	(19)	6	6	3
Milk	0	1	(96)	0	4	(96)
Dairy Products	1	0	122	6	2	194
Other Processed	3	0	-	10	0	-
Total	616	287	115	2,432	1,207	102
Processed	91	42	117	442	240	84
% Total Sales	15	15		18	20

	THOUSAND TONS			R$ MILLION
Exports	1H10	1H09	% Ch.	1H10	1H09	% Ch.
Meats	1,139	562	103	4,526	2,341	93
In Natura	968	480	102	3,667	1,856	98
Poultry	828	402	106	2,926	1,478	98
Pork/Beef	140	78	79	741	378	96
Elaborated/Processed (meats)	171	82	109	859	485	77
Dairy Products	2	2	(25)	11	13	(11)
Milk	0	2	(89)	1	8	(89)
Dairy Products	2	1	102	10	4	141
Other Processed	4	0	-	23	1	-
Total	1,145	564	103	4,560	2,355	94
Processed	177	83	113	892	490	82
% Total Sales	15	15		20	21

The Company reported the following performance in its leading export markets in the period:

  Europe – With the European economy continuing to perform weakly in certain countries such as Portugal, Ireland, Greece and Spain, it proved impossible to restore business to normal levels. Nevertheless the Company improved on its results compared to 2Q09.

  Middle East – This market remains fully supplied due to the focusing of export flows from the United States and Brazil, with a knock on effect in lower average prices.

  Far East – Japan continued to report a recovery in prices during 2Q10 with volumes holding steady. China also posted improvements both in prices and volumes.

  Eurasia – The improvement in prices and volumes to the Eurasian market was sustained, both for poultry as well as pork products given the Russian ban on imports of these products from the United States.

2nd Quarter 2010

  Africa, Americas and Other Countries – Stronger demand from Africa was responsible for better volumes and prices, in particular for processed products. The market indicates a tendency towards equilibrium with the possibility of improvement in the next few months. In the case of the Venezuelan market, demand was enhanced due to the regularization of monthly shipments.

Exports by Region - CL
(% net sales revenue)

Net Sales – Net sales reached R$ 5.5 billion in 2Q10, an increase of 104.6%, reflecting the incorporation of Sadia’s results, and growing 4.8% against 2Q09 on a pro-forma comparative basis, due to good domestic market performance and a recovery in exports.

Breakdown in Net Sales (%) - CL

For the first six months, the Company reported net sales revenue of R$ 10.6 billion, 99.4% higher on a corporate law basis and a 2.3% improvement when pro-forma comparative criteria are employed, an indication of the gradual improvement expected in BRF’s principal markets.

Cost of Sales – Cost of sales increased 90.4% when compared on a corporate law basis, a reflection of the consolidation of Sadia. This increase was proportionally less than that registered for sales revenue, thus translating into a gain in margin.

2nd Quarter 2010

On a pro-forma basis, the cost of sales was 72.6% of net sales as opposed to 76.6% in 2009 - R$ 4.0 billion, representing a decline of 0.6%, and driven by the reduction in the costs of the principal raw materials and direct materials as well as a recovery in production volumes this year, contributing to an improvement in fixed costs.

This improved business environment was instrumental in reducing sales costs from 78.5% to 73.6% - a 490 basis point accumulated gain in the first half (pro-forma), representing a 4% decline in relation to the same period in 2009.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.5 billion, 155.4% higher on a CL basis and 22.6% better in pro-forma terms. This reflected in a gross margin gain of 400 basis points from 23.4% to 27.4% of net sales. Notably significant in this context was a reduction in production costs during the period. In the first half of 2010, Gross Profit amounted to R$ 2.8 billion –147.6% better on a CL basis and 25.7% higher when pro-forma criteria are used.

Operating Expenses – Operating expenses were up by 92.9% according to corporate legislation criteria, and again having a positive impact in pro-forma terms with an improvement of 40 basis points – principally, the result of a reduction in selling expenses as a percentage of net sales from 19.3% to 18.6% - a function of the normalization of industrial activity.

On the other hand, administrative expenses registered a nominal rise of R$ 21.7 million – a 32.3% increase (pro-forma basis) due to disbursements to consultancies hired for conducting appraisals and in view of the merger. Management compensation reported a significant drop, 2009 being a year when labor contracts with certain executives were terminated, principally due to retirement.

Total operating expenses were R$ 2.1 billion in the first half, 91.5% higher in CL terms while on a pro-forma comparative basis these were 0.5% down and representing a gain of 60 basis points despite initial expenses with the integration project.

Operating Income and Margin – The Company reported operating income before financial expenses (EBIT) of R$ 392.9 million, recording a pro-forma operating margin of 7.1% against 2.7% in the second quarter of 2009, a reflection of stronger business performance. This significant gain of 174.2% in operating income is equivalent to 440 basis points, or an additional R$ 249.6 million generated in the quarter. First half results were R$ 581.6 million, a growth of 709.6%, with operating margins improving from 0.8% to 6.3%.

2nd Quarter 2010

Financial Results – Net financial expenses were R$ 169.8 million against net financial income of R$ 167.6 million in 2Q09. In addition to loan interest payments and exchange rate variation on financial assets and liabilities, in 2009, the Company reported income due to the currency impact on its net exposure. On a pro-forma basis, financial expenses totaled R$ 169.8 million against R$ 774.1 million in financial income recorded last year – principally due to the effects of currency exposure.

Net debt as of June 30 2010 was R$ 4 billion, a 57% reduction in relation to June 30 2009 on a pro-forma comparative basis. Funds raised from a primary share offering of R$ 5.3 billion enabled the wholly owned Sadia subsidiary to significantly reduce its short term debt.

The net debt/EBITDA ratio was 2.4 times due to lower cash generation during the preceding year, although the level of net debt is deemed compatible and sufficient for the Company’s operations. Consolidated currency exposure was US$ 154.4 million - within BRF’s parameters for hedge accounting.

Debt Profile – Pro-forma

R$ Million		06.30.2010		06.30.2009
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1,291	1,902	3,193	4,512	(29%)
Foreing Currency	657	3,944	4,601	8,129	(43%)
Gross Debt	1,948	5,847	7,795	12,641	(38%)
Cash Investments
Local Currency	1,426	280	1,705	2,261	(25%)
Foreing Currency	1,805	288	2,093	1,124	86%
Total Cash Investments	3,231	568	3,798	3,385	12%
Net Accounting Debt	(1,282)	5,279	3,996	9,256	(57%)
Exchange Rate Exposure - US$ Million			(154)	(522)	(70%)

Other Operating Results – relates largely to the costs of idle capacity – the result of new plants still at a pre-operational stage in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled R$ 12.6 million against R$ 37.6 million for the previous year in corporate law terms and R$ 414.4 million on a pro-forma basis due to the negative results reported at Sadia in the preceding year.

Net Income and Net Margin – BRF posted net earnings of R$ 131.6 million in the quarter, representing a net margin of 2.4%, a growth of 1.8% in 2Q10 against 2Q09 according to the CL and net income of R$ 475.6 million in 2Q09 on a pro-forma basis, reflecting financial income reported during the period. Net income for the quarter reflect operating cash generation from improved commercial performance, principally due to domestic market business and the recovery in exports.

2nd Quarter 2010

EBITDA – In line with our expectations for a consistent and gradual improvement in results, the Company reported additional operating cash generation as recorded in EBITDA (operating income before financial expenses, taxes and depreciation) of R$ 206.6 million and recording total EBITDA in 2Q10 of R$ 587.2 million. This was equivalent to a margin of 10.6% and a 340 basis points gain in relation to 2Q09 (pro-forma). Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, and the reduction in production costs and commercial expenses. EBITDA growth was R$ 343% according to CL criteria.

Breakdown of Ebitda - CL

EBITDA - R$ Million	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.

Net Income	132	129	2	184	(97)	-
Non Controlling Shareholders	(1)	0	-	(1)	0	-
Employees / Management Profit Sharing	8	-	-	13	-	-
Income Tax and Social Contribution	13	38	(66)	6	146	(96)
Net Financial	170	(168)	-	326	(67)	-
Equity Accounting and Other Operating Result	53	17	203	114	33	247
Depreciation, Amortization and Depletion	214	116	85	394	235	67
= EBITDA	587	133	343	1,035	250	313

Shareholders’ Equity – Shareholders’ equity as at June 30 2010 stood at R$ 13.3 billion against R$ 4.0 billion on June 30 2009, a 233% increase thanks to the primary share offering and the increases in capital via incorporation of shares of Sadia’s shareholders, these operations being concluded in the second half of 2009.

Combination of the Businesses – The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – A meeting of the Board of Directors held on June 17 2010 approved shareholder remuneration of R$ 0.061136430 per share to be paid out on August 27 2010 as interest on shareholders’ equity. Income tax will be withheld at source pursuant to the prevailing legislation.

Stock Market

Stock Split – The Extraordinary and Ordinary General Meeting of March 31 2010 approved a 100% split of the Company’s shares in the proportion of one new share for each existing share as well as a change in the ratio of the Company’s ADR (American Depositary Receipts) program such that the latter securities will have the same proportional share base, 1 (one) share corresponding to 1 (one) ADR.

2nd Quarter 2010

Performance

Performance	2Q10	2Q09	1H10	1H09

Share price - R$*	23.70	18.75	23.70	18.75
Traded Shares (Volume) - Millions	155.6	126.9	304.0	199.5
Performance	(1.0%)	30.4%	4.5%	26.1%
Bovespa Index	(13.4%)	25.8%	(11.2%)	37.1%
IGC (Brazil Corp. Gov. Index)	(9.4%)	27.5%	(7.3%)	33.7%
ISE (Corp. Sustainability Index)	(6.8%)	22.3%	(6.2%)	22.6%

Share price - US$*	13.26	9.55	13.26	9.55
Traded Shares (Volume) - Millions	74.9	49.3	139.9	90.3
Performance	(3.5%)	53.9%	1.3%	44.7%
Dow Jones Index	(10.0%)	11.0%	(6.3%)	(3.8%)

* Closing Price

The average daily financial trading volume on the BMF&Bovespa and the NYSE – New York Stock Exchange amounted to US$ 48.2 million in the quarter, a 94.4% increase, and US$ 47.1 million during the year, equivalent to an increase of 152.2%. The Company’s shares and ADRs outperformed the principal capital markets’ stock indices.

Share Performance

2nd Quarter 2010

ADR Performance

YTD 12 months
Average US$53.2 million/day (155.9% higher than the YTD 2009)

Social Balance

BRF employs more than one hundred thousand at the production and commercial units and in the corporate divisions. The Company runs SSMA (Health, Safety and Environmental) management and professional development programs designed to provide appropriate and safe working conditions for its employees. In addition, BRF pursues an ongoing process of providing a better quality of life and runs various social outreach programs for the communities in which its operations are located.

Stock Option Plan – The Ordinary and Extraordinary General Meeting (O/EGM) of March 31 2010 approved the Compensation Plan based on Shares and the Regulations for the options granted to executives of BRF – Brasil Foods S.A. On June 17 2010, the Board authorized the amount of 1,540,011 (one million, five hundred and forty thousand and eleven) stock options, granted to 34 executives with a maximum exercise tenor of five years as established under the Regulations of the Compensation Plan based on shares approved by the O/EGM held on March 31 1010.

2nd Quarter 2010

Added Value (CL)

Added Value Distribution	1H10	1H09

Human Resources	1,538	687
Taxes	1,557	859
Interest	604	(188)
Interest on shareholder's equity	53	0
Retention	131	(97)
Non-controlling shareholders	(1)	0
Total	3,882	1,262

Corporate Governance

Corporate Structure – The new structure of the Board of Executive Officers already established and to become effective following CADE’s approval of the merger proposal, will comprise one Chief Executive Officer and 10 Executive Vice Presidents, being: Export Market; Food Service; Human Resources; Domestic Market; Finance, Administration and Investor Relations; Strategies and M&A; Operations and Technology; Dairy Products Operations; Corporate Affairs and Supply Chain.

Diffused Control – Equal Rights
As of July31 2010

Capital Stock – R$ 12.6 billion	Number of Shares – 872,473,246

2nd Quarter 2010

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado (New Market) - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations Risk Management - BRF and its subsidiaries adopts the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 20 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to revision on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on August 12 2010, the Board of Executive Officers states it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on June 30 2010.

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense – CADE). During the period in which the Brazilian anti-trust authorities are examining the Association, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

On June 30, the Finance Ministry’s Economic Monitoring Secretariat (SEAE) published its report on the proposed corporate merger. SEAE has recommended to CADE that the operation be approved with restrictions. BRF has underscored its conviction that there are sufficient technical arguments to be made to CADE as to the operation’s pro-competitive nature and the fact that it will reinforce Brazil’s penetration and competitiveness in export market. BRF remains confident that CADE will fully approve the operation in view of the absence of any significant entry barriers as well as the existence of intense market rivalry and the capture of major synergies and efficiencies.

2nd Quarter 2010

As agreed with the authorities we have initially undertaken the integration of the financial area and the respective policies covering risks associated with the in-natura export and domestic market businesses as well as the acquisition of certain raw materials and services. The integration plan and identification of synergies project have been successfully concluded for implementation once CADE has announced its decision.

Awards/Recognition	Reason	Institution
Best Company - 2010 The Best of Dinheiro –	Best in Corporate Governance, Financial Sustainability and Social Responsibility	Istoé Dinheiro Magazine
First Runner-Up	Best Annual Sustainability Report Debut	Corporate Register Reporting Awards (CRRA)
Top 5	Best Corporate Governance, Annual Report and IR Professional	IR Magazine Awards
Most Innovative - Worldwide	For the micro-oven Hot Pocket pizza – Sadia Brand – Packaging category	World Packaging Organization
Executive of Valor	Best Executive in the Food Sector awarded to the Company’s CEO	Valor Econômico newspaper

Attachment I

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET - Corporate Law	06.30.2010	06.30.2009

ASSETS	24,937	10,407
CURRENT ASSETS	9,493	5,139
NONCURRENT ASSETS	15,444	5,268
Long Term Assets	2,772	566
Investments	14	1
Property, Plant and Equipment	9,258	3,005
Intangible	3,229	1,542
Deferred Charges	172	154
LIABILITIES AND SHAREHOLDERS' EQUITY	24,937	10,407
CURRENT LIABILITIES	4,742	2,989
LONG TERM LIABILITIES	6,909	3,405
NON CONTROLLING SHAREHOLDERS	3	1
SHAREHOLDERS' EQUITY	13,284	4,012
Capital Stock Restated	12,460	3,445
Reserves/Accumulated earnings	912	608
Equity Evaluation Adjustment	(9)	(40)
Interest on shareholders' equity	(53)	-
Treasury Shares	(26)	(1)

INCOME STATEMENT - Corporate Law	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.

GROSS SALES	6,315	3,078	105%	12,129	6,062	100%
Domestic Sales	3,883	1,871	107%	7,569	3,707	104%
Exports	2,432	1,207	102%	4,560	2,355	94%
Sales Deductions	(783)	(375)	109%	(1,550)	(756)	105%
NET SALES	5,532	2,703	105%	10,579	5,306	99%
Cost of Sales	(4,018)	(2,110)	90%	(7,786)	(4,178)	86%
GROSS PROFIT	1,514	593	155%	2,793	1,128	148%
Operating Expenses	(1,121)	(581)	93%	(2,129)	(1,112)	91%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	393	12	3263%	664	16	4105%
Financial Expenses, net	(170)	168	-	(326)	67	-
Other Operating Results/Equity Accounting	(72)	(12)	488%	(136)	(34)	306%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	151	167	(10%)	202	49	308%
Income Tax and Social Contribution	(13)	(38)	(66%)	(6)	(146)	(96%)
Employees / Management Profit Sharing	(8)		-	(13)	-	-
Non-controlling shareholders	1	(0)	-	1	0	-
NET INCOME	132	129	2%	184	(97)	-
ADJUSTED NET INCOME*	132	129	2%	184	35	421%
EBITDA	587	133	343%	1,035	250	313%

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

Attachment II

INCOME STATEMENT PRO FORMA - R$ MILLION	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.

Gross Sales	6,315	6,053	4	12,129	11,899	2
Domestic Market	3,883	3,611	8	7,569	7,150	6
Exports	2,432	2,441	(0)	4,560	4,750	(4)
Sales Deduction	(783)	(777)	1	(1,550)	(1,563)	(1)
Net Sales	5,532	5,276	5	10,579	10,337	2
Cost of Sales	(4,018)	(4,041)	(1)	(7,786)	(8,114)	(4)
Gross Profit	1,514	1,235	23	2,793	2,223	26
Operating Expenses	(1,121)	(1,092)	3	(2,129)	(2,141)	(1)
Income Before Financial Results (EBIT)	393	143	174	664	82	710
Financial Expenses, Net	(170)	774	-	(326)	414	-
Other Operating Results/Equity Accounting	(72)	(25)	186	(136)	(39)	245
Income after Financial Expenses and Other	151	892	(83)	202	456	(56)
Income Tax and Social Contribution	(13)	(414)	(97)	(6)	(448)	(99)
Employees'/Manangement Profit Sharing	(8)	(6)	40	(13)	(6)	112
Non Controlling Shareholders	1	3	(68)	1	8	(86)
Net Income	132	476	(72)	184	10	1,659
Net Margin	2.4%	9.0%	660 bps	1.7%	0.1%	160 bps
Adjusted Net Income*	132	476	(72)	184	143	29
Adjusted Net Margin	2.4%	9.0%	660 bps	1.7%	1.4%	30 bps
EBITDA	587	381	54	1,035	561	84
EBITDA Margin	10.6%	7.2%	340 bps	9.8%	5.4%	440 bps

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

Attachment III

	THOUSAND TONS			R$ MILLION
Domestic Market	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Meats	431	401	7	2,388	2,265	5
In Natura	91	79	16	458	373	23
Poultry	54	51	5	233	221	6
Pork/Beef	37	27	36	225	152	48
Elaborated/Processed (meats)	340	322	5	1,929	1,892	2
Dairy Products	273	233	17	678	643	5
Milk	226	181	25	472	420	13
Dairy Products	46	52	(10)	206	224	(8)
Other Processed	116	105	11	653	543	20
Soybean Products/ Others	98	94	4	164	160	3
Total	917	832	10	3,883	3,611	8
Processed	502	478	5	2,788	2,659	5
% Total Sales	55	57		72	74

	THOUSAND TONS			R$ MILLION
Exports	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Meats	613	556	10	2,416	2,390	1
In Natura	525	476	10	1,990	1,922	4
Poultry	452	398	14	1,589	1,526	4
Pork/Beef	73	78	(6)	401	396	1
Elaborated/Processed (meats)	87	80	9	426	468	(9)
Dairy Products	1	1	(19)	6	6	3
Milk	0	1	(96)	0	4	(96)
Dairy Products	1	0	122	6	2	194
Other Processed	3	4	(26)	10	46	(78)
Total	616	561	10	2,432	2,441	(0)
Processed	91	85	8	442	516	(14)
% Total Sales	15	15		18	21

	THOUSAND TONS			R$ MILLION
TOTAL	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Meats	1,043	957	9	4,804	4,655	3
In Natura	617	554	11	2,448	2,295	7
Poultry	506	449	13	1,823	1,747	4
Pork/Beef	111	105	5	625	548	14
Elaborated/Processed (meats)	427	402	6	2,356	2,360	(0)
Dairy Products	273	234	17	684	649	5
Milk	226	182	24	472	423	12
Dairy Products	47	52	(9)	212	226	(6)
Other Processed	119	109	9	663	589	13
Soybean Products/ Others	98	94	4	164	160	3
Total	1,534	1,393	10	6,315	6,053	4

Processed	593	563	5	3,230	3,175	2
% Total Sales	39	40		51	52

Attachment IV

PRO FORMA	THOUSAND TONS			R$ MILLION
Domestic Market	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Meats	843	802	5	4,687	4,491	4
In Natura	174	165	5	872	746	17
Poultry	103	112	(8)	449	458	(2)
Pork/Beef	71	53	32	423	288	47
Elaborated/Processed (meats)	669	637	5	3,815	3,746	2
Dairy Products	530	484	10	1,324	1,251	6
Milk	433	380	14	895	806	11
Dairy Products	97	104	(6)	429	446	(4)
Other Processed	223	202	11	1,245	1,058	18
Soybean Products/ Others	190	203	(6)	313	349	(10)
Total	1,786	1,690	6	7,569	7,150	6
Processed	990	942	5	5,489	5,249	5
% Total Sales	55	56		73	73

	THOUSAND TONS			R$ MILLION
Exports	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Meats	1,139	1,085	5	4,526	4,647	(3)
In Natura	968	920	5	3,667	3,687	(1)
Poultry	828	776	7	2,926	2,929	(0)
Pork/Beef	140	144	(3)	741	758	(2)
Elaborated/Processed (meats)	171	165	4	859	961	(11)
Dairy Products	2	2	(25)	11	13	(11)
Milk	0	2	(89)	1	8	(89)
Dairy Products	2	1	102	10	4	141
Other Processed	4	8	(52)	23	90	(74)
Total	1,145	1,096	5	4,560	4,750	(4)
Processed	176	174	1	892	1,055	(15)
% Total Sales	15	16		20	22

	THOUSAND TONS			R$ MILLION
Total	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Meats	1,982	1,887	5	9,213	9,138	1
In Natura	1,142	1,085	5	4,539	4,432	2
Poultry	932	888	5	3,375	3,386	(0)
Pork/Beef	211	198	7	1,164	1,046	11
Elaborated/Processed (meats)	840	802	5	4,674	4,706	(1)
Dairy Products	532	486	9	1,335	1,264	6
Milk	433	381	14	896	814	10
Dairy Products	99	105	(5)	439	450	(2)
Other Processed	227	210	8	1,268	1,148	10
Soybean Products/ Others	190	203	(6)	313	349	(10)
Total	2,931	2,786	5	12,129	11,899	2

Processed	1,166	1,116	4	6,381	6,304	1
% Total Sales	40	40		53	53

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July7 2009 an agreement was signed with ADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 13, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director